UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2006

                        Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|   Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                        Taro Receives Notice of Allowance
               for U.S. Patent for Treatment of Essential Tremor

   Patent Covers the Company's Proprietary Non-Sedating Barbiturate Compounds


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Oct. 18, 2006--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) announced that it has received a notice of allowance from the U.S. Patent and Trademark Office for its patent application on the use of the Company's proprietary, non-sedating barbiturate compounds in the treatment of essential tremor and Parkinson's disease. The patent will expire in June 2025. It is estimated that more than six million Americans suffer from these two conditions.

    Clinical Trials

    T2000 (1,3-dimethoxymethyl-5,5-diphenyl-barbituric acid) is the first of Taro's proprietary non-sedating barbiturate compounds to undergo clinical testing. As previously announced, T2000 is currently being studied for the treatment of moderate to severe essential tremor in a multi-center, randomized, double-blind, placebo-controlled trial in Canada. Details of this Phase II study are available at the www.clinicaltrials.gov website maintained by the U.S. National Institutes of Health.

    A paper presenting the results of two previous small, randomized, double-blind, placebo-controlled trials of T2000 in the treatment of essential tremor has been accepted for publication in the journal Movement Disorders and is expected to be available in early 2007. In addition, several presentations concerning pre-clinical work and Phase I clinical studies on T2000 will be delivered this month at the annual meeting of the American Association of Pharmaceutical Scientists in San Antonio, Texas.

    There can be no assurance of the success of Taro's clinical trials in Canada, nor that the FDA or any foreign equivalent will approve any product, nor that any approved product will be commercially successful.

    Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

    For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's proprietary, non-sedating barbiturate compounds. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; results of any studies; granting of the patent for which Taro has received a notice of allowance; approval by the FDA or its foreign equivalent of a product based on any of the Company's proprietary compounds; physician, pharmacist and consumer acceptance of such a product; changes in the Company's financial position; regulatory actions; and, other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.



    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, Vice President, Corporate Affairs
             914-345-9000 ext. 6208
             or
             Kevin Connelly, Chief Financial Officer
             914-345-9000 ext. 6338

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2006

                                          TARO PHARMACEUTICAL INDUSTRIES LTD.

                                          By: /s/ Kevin Connelly
                                              ------------------
                                              Name:  Kevin Connelly
                                              Title: Senior Vice President and
                                                     Chief Financial Officer